26 March 2002
Number: 18/02

BHP BILLITON DECLARES FORCE MAJEURE AT BOODARIE IRON

BHP Billiton today advised that it had declared 'force majeure' on sales contracts and some supply contracts at the Boodarie Iron Plant in north Western Australia.

Production at the plant has been suspended since 12 March 2002 following a tube failure in a gas re-heating furnace. Nobody was injured in the incident (which occurred on only one production train) and all four trains were shut down pending an investigation into the cause of the failure.

Safety of personnel is the paramount consideration at all BHP Billiton operations and for this reason production will not resume until the detailed investigation and necessary rectification work is completed. Declaration of 'force majeure' will minimise cash flow losses during this period.

BHP Billiton is working with customers, suppliers and contractors to minimise disruptions and will provide further information when it becomes available. Plans to demobilise a large portion of the casual contractor workforce following the completion of technical modifications have also been brought forward and will be implemented immediately.

Recent performance of the Boodarie Iron plant had been within the forecast band for ramp-up.


Further BHP Billiton information can be found on our Internet site: http://www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

South Africa/United Kingdom
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia